Attachment to New England Funds Trust I N-SAR

At a Special Meeting of shareholders of the Capital Growth Fund held on April 17, 1998, such shareholders voted for the following proposals:

1.That the Subadvisory Agreement relating to the Fund between New England Funds Management, L.P. and Westpeak Investment Advisors, L. P. be, and hereby is, approved.

Voted For: 4,733,660
Voted Against: 194,331
Abstain: 206,088
Total Votes: 5,134,079